Danske Bank



Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 45 14 56 95



Company announcement No. 25/2008

October 6, 2008



# Danske Bank participates in guarantee provided by the Danish government

The Danish government has provided a two-year guarantee for all deposits with and unsecured claims against Danish financial institutions.

Danske Bank participates in the guarantee, which runs for two years from October 6, 2008, and which may be prolonged if required to maintain financial stability.

The guarantee is managed by the *Det Private Beredskab* (the Sector Fund), which was established in the summer of 2007.

The reason for the state guarantee is that the international capital markets have been operating very poorly recently.

**The scope and conditions for the state guarantee**

The Sector Fund will provide DKr10bn to cover potential losses. In addition, the Sector Fund will pay a market-conform guarantee commission of DKr7.5bn on an annual basis. The Danish government will cover any additional losses, and any profit will fall to the government.

If the government's losses exceed the loss guarantee and the guarantee commission to be paid by the Sector Fund, the Sector Fund must cover any additional losses up to DKr10bn through a guarantee commission increase.

The total contribution from the Sector Fund in the form of a guarantee commission and a loss guarantee thus amounts to not less than DKr15bn and not more than DKr35bn over the two years.

The guarantee covers creditors' unsecured claims against banks if such losses are not covered by the Danish Guarantee Fund for Depositors and Investors, other depositor protection funds or in another way (for example, by way of covered bonds, or debt or deposits secured on government bonds or covered bonds).

*This is a translation of a company announcement in the Danish language. In case of discrepancies, the Danish version prevails.*

Liabilities of the Bank's branches outside Denmark are not protected by the guarantee. But Sector Fund participants with branches in countries with similar guarantees may decide to let these branches be covered by the Danish guarantee.

The participants agree not to

- pay dividends
- establish new share buyback programmes
- issue new share option programmes or extend or renew existing programmes

as long as the guarantee remains in force.

Danske Bank's is expected to be liable for around one third of the amounts.

**Effects on Danske Bank's financial results and outlook for the year**
The immediate effect of the guarantee is expected to considerably facilitate the Group's access to funding in the international capital markets and to considerably improve funding conditions. This is expected to have a positive effect on net interest income.

The guarantee will reduce net fee income by around DKr2.5bn annually for two years with effect from October 6, 2008. To this should be added additional expenses if payment under the loss guarantee falls due and if the guarantee commission is increased as specified above.

Preliminary results for the third quarter of 2008 show that the Group's income from banking activities was slightly lower than expected and that the financial results achieved by Danske Markets and Danica were adversely affected by the aggravated financial turmoil. Expenses developed as expected.

Credit loss expenses for the third quarter of 2008 are expected to amount to around DKr1.8bn, including write-downs on Danske Bank's facilities with Lehman Brothers (see company announcement No. 24/2008 dated September 26, 2008). This means that the Group's credit loss expenses for the full year are expected to exceed the average for a business cycle.

The Danske Bank Group will hold a conference call for investors, analysts and other interested parties today at 2.30pm CET. Please use the following phone numbers:

Denmark: +45 70 26 50 40
International: +44 208 817 93 01

At the conference call, representatives of the Bank will explain the agreement made and answer questions. A presentation will be available on Danske Bank's website before the conference call. The call will be held in English.

Danske Bank

Contacts:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 45 14 07 07
Martin Gottlob, head of Investor Relations, tel. +45 45 14 07 92

END